UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

(650) 470-4533

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 60935Y208

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,765,532

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
7,765,532

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,765,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON
CO

Introductory Note

This filing (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D originally filed by Ripple Labs Inc. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment Nos. 1, 2 and 3 filed with the SEC on November 26, 2019, November 27, 2020, and December 4, 2020, respectively. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as previously amended. When disclosure made in one Item in the Original Schedule 13D as previously amended was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Original Schedule 13D as previously amended.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As a result of the transactions described in Item 5 of this Amendment, the Plan terminated pursuant to its terms upon the Financial Institution’s sale of the Maximum Amount.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The Reporting Person holds and has sole voting and investment power with respect to 2,237,523 shares of Common Stock. Additionally, the Reporting Person holds the Initial Warrant and the Additional Warrant, which the Reporting Person may exercise, in whole or in part, for up to an additional 5,957,600 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities or (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have been obtained as of such time. Giving effect to such limitations, and on the basis of the 72,517,539 shares of Common Stock outstanding as of October 29, 2020, as reported by the Issuer in its Form 10-Q for the period ended September 30, 2020, filed by the Issuer on October 30, 2020, the Reporting Person may exercise the Initial Warrant and the Additional Warrant for up to 5,528,009 shares of Common Stock, over which the Reporting Person would exercise sole voting and investment power. Accordingly, the Reporting Person may be deemed to beneficially own 7,765,532 Shares, representing 9.95% of the shares of Common Stock outstanding.

(c) On December 7, 2020, the Reporting Person sold 321,847 shares of Common Stock pursuant to the Plan at a weighted average price per share of $6.41. The shares of Common Stock were sold in multiple transactions at prices ranging from $6.51 to $6.23, inclusive.

On December 8, 2020, the Reporting Person sold 264,172 shares of Common Stock pursuant to the Plan at a weighted average price per share of $6.33. The shares of Common Stock were sold in multiple transactions at prices ranging from $6.42 to $6.16, inclusive.

On December 9, 2020, the Reporting Person sold 302,559 shares of Common Stock pursuant to the Plan at a weighted average price per share of $6.26. The shares of Common Stock were sold in multiple transactions at prices ranging from $6.58 to $6.05, inclusive.

On December 10, 2020, the Reporting Person sold 335,389 shares of Common Stock pursuant to the Plan at a weighted average price per share of $6.02. The shares of Common Stock were sold in multiple transactions at prices ranging from $6.15 to $5.86, inclusive.

On December 11, 2020, the Reporting Person sold 573,769 shares of Common Stock pursuant to the Plan at a weighted average price per share of $5.67. The shares of Common Stock were sold in multiple transactions at prices ranging from $6.00 to $5.51, inclusive.

On December 14, 2020, the Reporting Person sold 158,334 shares of Common Stock pursuant to the Plan at a weighted average price per share of $5.74. The shares of Common Stock were sold in multiple transactions at prices ranging from $5.86 to $5.60, inclusive.

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price within such range.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of this Amendment regarding the termination of the Plan is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020

RIPPLE LABS INC.

By:	/s/ Eric van Miltenburg
Name:	Eric van Miltenburg
Title:	Chief Business Officer and Interim Chief Financial Officer

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